Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Announces Sale of Worsley for $270 Million

    CALGARY, Sept. 4 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce that we have entered into a purchase and sale agreement with Birchcliff Energy Ltd. for the sale of our conventional light oil assets at Worsley in the Peace River Arch area of Alberta for total cash proceeds of $270 million effective July 1, with closing scheduled for
September 27, 2007.
    Current production from the property is approximately 3,500 boe/d, including 4.8 mmcf/d of associated natural gas. Reserves at Worsley are estimated to be approximately 11.3 million boe proved and 15.1 million boe on a proved and probable basis. As such, the sale represents 6% of our proved plus probable reserves as of December 31, 2006. The sale price equates to
$77,143 per boe/d of production and $23.89/boe of proved reserves and
$17.88/boe of proved plus probable reserves. The value realized on the sale of these high quality assets is reflective of the value of our petroleum and natural gas assets as a whole.
    As previously announced, we are also in the process of the divestment of our oil and natural gas properties at Cecil, also in the Peace River Arch area of Alberta, and are targeting the fourth quarter to finalize this transaction.
Based upon our December 31, 2006 reserve evaluation, the Worsley property represents approximately two thirds of the value of the combined Cecil/Worsley properties.
    Proceeds from the sale will reduce our syndicated senior debt and provide us with additional financial resources necessary to continue the development of our focus natural gas resource plays as outlined in our July 11, 2007
Operational Update.

    Advisory
    --------

    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: E.G. Sapieha, President & CEO; N.G. Knecht, VP
Finance & CFO; or Lorna Klose, Manager Investor Relations, Telephone: (403)
237-9400, Fax (403) 237-9410, Website: www.comptonpetroleum.com, Email:
investorinfo(at)comptonpetroleum.com/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:12e 04-SEP-07